Filed by Zendesk, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-6(b)

under the Securities Exchange Act of 1934

Subject Company: Momentive Global Inc.

Form S-4 File No. 333-261512

Investing in the future of Zendesk to drive shareholder value DRAFT - SUBJECT TO CHANGES

APPENDIX EXECUTIVE SUMMARY ZENDESK HIGHLIGHTS MOMENTIVE STRATEGIC RATIONALE TRANSACTION PROCESS AND OVERVIEW TRANSACTION HIGHLIGHTS PRODUCT INTEGRATION EXAMPLE

Cautionary statement regarding forward looking statements This communication may contain forward-looking statements, including, among other things, statements regarding the anticipated benefits of the proposed transaction, the anticipated impact of the proposed transaction on the combined company’s business and future financial and operating results, the expected amount and timing of anticipated synergies from the proposed transaction, the anticipated timing of closing of the proposed transaction and other aspects of Zendesk, Inc.’s (“Zendesk”) or Momentive Global Inc.’s (“Momentive”) operations or operating results. Words such as “may,” “should,” “will,” “believe,” “expect,” “anticipate,” “target,” “project,” and similar phrases that denote future expectations or intent regarding the combined company’s financial results, operations, and other matters are intended to identify forward-looking statements. You should not rely upon forward-looking statements as predictions of future events. The outcome of the events described in these forward-looking statements is subject to known and unknown risks, uncertainties, and other factors that may cause future events to differ materially from the forward-looking statements in this communication, including (i) the ability to complete the proposed transaction within the time frame anticipated or at all; (ii) the failure to realize the anticipated benefits of the proposed transaction or those benefits taking longer than anticipated to be realized; (iii) the risk that uncertainty about the proposed transaction may adversely affect relationships with Zendesk’s customers, partners, suppliers, and employees, whether or not the transaction is completed; (iv) the effect of the announcement of the proposed transaction on the ability of Zendesk or Momentive to retain and hire key personnel; (v) the risk that disruptions from the proposed transaction will harm Zendesk’s or Momentive’s business, including current plans and operations; (vi) current or future litigation related to the proposed transaction and the resulting expense or delay; (vii) the failure to obtain stockholder or regulatory approvals in a timely manner or otherwise; (viii) the occurrence of any event, change or other circumstances that could give rise to the right of one or both of Zendesk or Momentive to terminate the proposed transaction; (ix) the diversion of the attention of the respective management teams of Zendesk and Momentive from their respective ongoing business operations; (x) the ability of Zendesk to successfully integrate Momentive’s operations and technologies; (xi) the ability of Zendesk to implement its plans, forecasts and other expectations with respect to its business after the completion of the transaction and realize expected synergies; (xii) the effect of uncertainties related to the COVID-19 pandemic on U.S. and global markets, Zendesk’s or Momentive’s respective business, operations, revenue, cash flow, operating expenses, hiring, demand for their respective solutions, sales cycles, customer retention, and their respective customers’ businesses and industries; (xiii) risks relating to the market value of Zendesk’s common stock to be issued in the proposed transaction; (xiv) Zendesk’s ability to adapt its products to changing market dynamics and customer preferences or achieve increased market acceptance of its products; (xv) the intensely competitive market in which Zendesk operates; (xvi) the development of the market for software as a service business software applications; (xvii) Zendesk’s substantial reliance on its customers renewing their subscriptions and purchasing additional subscriptions; (xviii) Zendesk’s ability to effectively market and sell its products to larger enterprises; (xix) Zendesk’s ability to develop or acquire and market new products and to support its products on a unified, reliable shared services platform; (xx) Zendesk’s reliance on third party services, including services for hosting, email, and messaging; (xxi) Zendesk’s ability to retain key employees and attract qualified personnel, particularly in the primary regions Zendesk operates; (xxii) Zendesk’s ability to effectively manage its growth and organizational change, including its international expansion strategy; (xxiii) Zendesk’s expectation that the future growth rate of its revenues will decline, and that, as its costs increase, Zendesk may not be able to generate sufficient revenues to achieve or sustain profitability; (xxiv) Zendesk’s ability to integrate acquired businesses and technologies successfully or achieve the expected benefits of such acquisitions; (xxv) real or perceived errors, failures, or bugs in Zendesk’s products; (xxvi) potential service interruptions or performance problems associated with Zendesk’s technology and infrastructure; (xxvii) Zendesk’s ability to securely maintain customer data and prevent, mitigate, and respond effectively to both historical and future data breaches; (xxviii) Zendesk’s ability to comply with privacy and data security regulations; (xxix) Zendesk’s ability to optimize the pricing for its solutions; and (xxx) other adverse changes in general economic or market conditions. The forward-looking statements contained in this communication are also subject to additional risks, uncertainties, and factors, including those described in Zendesk’s and Momentive’s most recent Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q and other documents filed by either of them from time to time with the SEC. The forward-looking statements included in this communication are made only as of the date hereof. Zendesk and Momentive do not undertake to update any forward-looking statements made in this communication to reflect events or circumstances after the date of this communication or to reflect new information or the occurrence of unanticipated events, except as required by law.

No offer or solicitation This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. Additional information and where to find It This communication relates to a proposed business combination transaction between Zendesk and Momentive. In connection with the proposed transaction, Zendesk filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 (the “registration statement”) that includes a joint proxy statement of Zendesk and Momentive and that also constitutes a prospectus of Zendesk with respect to shares of Zendesk’s common stock to be issued in the proposed transaction (the “joint proxy statement/prospectus”). The definitive joint proxy statement/prospectus have been sent to Zendesk stockholders and Momentive stockholders Each of Zendesk and Momentive may also file other relevant documents regarding the proposed transaction with the SEC. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS OF ZENDESK AND MOMENTIVE ARE URGED TO READ THE REGISTRATION STATEMENT, JOINT PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS THAT ARE OR WILL BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION, INCLUDING ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT MOMENTIVE, ZENDESK AND THE PROPOSED TRANSACTION. Investors and security holders may obtain free copies of the joint proxy statement/prospectus and other documents that are filed or will be filed with the SEC by Zendesk or Momentive through the website (www.sec.gov). Copies of the documents filed by Zendesk with the SEC also may be obtained free of charge at Zendesk’s investor relations website at https://investor.zendesk.com/ir-home/default.aspx or upon written request to Zendesk, Inc. at 989 Market Street, San Francisco, CA 94103. Copies of the documents filed with the SEC by Momentive will be available free of charge by accessing Momentive’s investor relations website at investor.momentive.ai or upon written request to Momentive at One Curiosity Way, San Mateo, California 94403.

Executive summary

Zendesk’s business has never been stronger The leading cloud customer support pure player, with rapidly expanding use cases beyond customer support Delivering on our promises – achieved $1 billion in revenue in 2020 despite COVID headwinds, and already pacing ahead of 2025 revenue target of $3 billion (set in Feb 2021) Consistent track record of meeting or beating our quarterly revenue guidance Trading performance of 114%, 214%, and 459% (1, 3, and 5 year periods)1 - well in excess of the market Accelerating revenue growth rate, $1M+ ARR customer count, mix of ARR from Zendesk Suite, and mix of ARR from $250K+ ARR customers each quarter throughout 2021 We are ready for a strategic transaction Over the past 3 years, Zendesk has scaled up our global sales / GTM team, partnerships and leadership while continuing to demonstrate product execution Increasing traction with enterprise customers - 100+ $1+ million ARR customers in Q3’21 (up from 50 in Q3’20) Strong upsell / cross-sell motions indicate customer readiness – record 120%+ net expansion rates in Q2’21 and Q3’21 and rapid Suite uptake demonstrate Zendesk’s ability to unlock demand and our customers’ desire to adopt a wider array of solutions from Zendesk Momentive represents a strategic opportunity that we are uniquely positioned to leverage Combines unparalleled first-party customer data from Zendesk (customer support) and Momentive (customer sentiment) to deliver superior customer intelligence No other enterprise software vendor provides this level of customer context, which enable businesses to more effectively retain and grow their customers relationships while reducing costs Highly complementary product offerings and minimal overlap nearly doubles our TAM to $165 billion Momentive’s products are highly competitive with significant brand equity, and include survey, customer experience, and market research solutions serving 345K+ organizations2 Promising early results of Momentive’s sales-led efforts align closely with Zendesk’s GTM evolution and acceleration Larger breadth and scale will increase our customer presence and our strategic position against competitors Executive summary 1 5-Year Performance measured 28-Oct-2016 to 28-Oct-21; 3-Year Performance measured 28-Oct-2018 to 28-Oct-21; 1-Year Performance measured 28-Oct-2020 to 28-Oct-21. 2 As of September 30, 2021.

Strategic logic translates into financial opportunity Combination is projected to increase revenue in 2025 by $1.2B (35% higher than standalone) – almost the scale of Zendesk today Combined company also projected to be growing at a faster growth rate with higher operating margin vs. standalone in 2025 Shareholder value created from this increased scale, accelerated growth rate, and increased non-GAAP operating margin accretion far surpasses ~22% dilution of Zendesk shares Conservative initial revenue synergy projections based on cross-selling existing products at existing prices to existing customers There is significant revenue upside opportunity in existing projections as well as from the introduction of new products, new pricing and packaging, and improved strategic positioning as a Customer Intelligence platform Offer is the result of a thorough and deliberative process This transaction resulted from our Board’s ongoing evaluation of strategic acquisitions that enhance shareholder value since our IPO The Board has over time evaluated many potential areas and companies for growth and acquisition through a disciplined build /partner / buy lens Right price, right time, right currency Zendesk is offering a reasonable price premium to win a competitive sale process against several other bidders The sale process timeline described in the proxy illustrates we had a limited window to acquire this unique, highly strategic opportunity We believe it is important to include shareholder voices in this critical strategic investment and elected to move forward with a transaction involving a vote of Zendesk stockholders Executive summary (con’t)

Zendesk highlights

Both digital natives and digital transformers leverage Zendesk platform to deliver world-class experiences Organizations across the globe power their customer and employee experiences with Zendesk’s products, drawn to its usability, flexibility, and fast time to value Delivering rapid growth at global scale Zendesk has considerably scaled since its founding in 2007 and IPO in 2014, and today enables billions of customer interactions for 100K+ customers. *Based on full-year guidance provided on October 28, 2021. **Unless otherwise noted, the numbers above are as of September 30, 2021. $1.3bn in revenue in 2021* 40% revenue CAGR since IPO 111,800 customers 100+ customers over $1m ARR 160 countries 5,500 employees Zendesk is the leading pure-play customer engagement platform Helps organizations guide and enhance their customers’ experiences End-to-end portfolio of customer service and sales offerings that help our customers drive superior experiences for their customers Best-in-class technology delivered 100% through the cloud Reporting and Analytics Chatbots Community Voice Messaging and Live Chat Help Center Ticketing System Agent Workspace Sales Platform

Strength in underlying business evident in execution across key metrics

Accelerating revenue growth

- **Accelerating year-over-year growth** in recent quarters due to sustainable growth drivers enabled by our product and GTM strategies



23%
26%
29%
32%
Q4'20
Q1'21
Q2'21
Q3'21

Large customer wins

- **Traction in enterprise** visible through increasing mix of ARR from large customers ($250K+ ARR)
- Sustained product investments have led to **bigger deals and increasing average revenue per customer**

No. of Customers with $1M+ ARR:



100+
Q4'20
Q1'21
Q2'21
Q3'21
% of ARR from $250K+ accts
32%
34%
35%
37%

Adoption of Suite

- Rapid adoption of Suite among existing and new customers is an **area of continued growth**, and one **driver of larger customer wins**

% ARR from Suite:



7%
16%
25%
Q4'20
Q1'21
Q2'21
Q3'21

Suite was **85% of** new business ARR in Q3'21

Improving Net Expansion Rate

- **Increasing Net Expansion Rate** is a reflection of **happy customer base and strong expansion dynamics**, leading to efficient growth within our existing customers



112%
114%
120%
122%
Q4'20
Q1'21
Q2'21
Q3'21

Free cash flow

- While **prioritizing investing in growth**, we have also grown free cash flow over the same period



$38
$26
$21
$65
Q4'20
Q1'21
Q2'21
Q3'21

10

Zendesk is named by Gartner as #1 software provider for digital customer service use cases as well as a Leader in the Gartner Magic Quadrant from 2016 through present Source: Gartner (June 2021) Consistently recognized as a leading cloud-native, pure-play customer service solution Uniquely positioned as a market leader with: Omni-channel and messaging capabilities All-in-one Suite offering with integrated knowledge base, community, and analytics / reporting Speed of implementation and lower total cost of ownership Ability to serve customers from SMB to enterprise Strategic differentiation focused on leveraging rich customer data to drive personalized experiences – the beginnings of our customer intelligence vision The Gartner content described herein (the “Gartner Content”) represent(s) research opinion or viewpoints published, as part of a syndicated subscription service, by Gartner, Inc. ("Gartner"), and are not representations of fact. Gartner Content speaks as of its original publication date (and not as of the date of this communication), and the opinions expressed in the Gartner Content are subject to change without notice. The only cloud-native, pure-play customer service provider named as a Leader in the 2021 Gartner Magic Quadrant for Customer Engagement Center: Other Leaders are traditional enterprise platforms favored by legacy IT:

Non-GAAP operating income1 2 Revenue1 2 40% CAGR since IPO Since 2014, Zendesk has balanced revenue growth with operating margin expansion and more recently has been investing in growth Set 2025 revenue target of $3.1bn in February 2021, which has already increased to $3.4bn (on standalone basis) Exceeded $1bn 2020 revenue target set in Feb 2016 despite COVID headwinds 1 Before impact of Momentive acquisition. Non-GAAP operating income calculated as GAAP operating income plus SBC, amortization of intangibles and other non-cash and one-time expenses. Please see the Appendix for a further description of our non-GAAP financial measures. 2 2021 estimates above are based on guidance provided on October 28, 2021 64% 49% 38% 39% 36% 26% 30% Y/Y % Growth Accelerating revenue growth at significant scale with improving operating leverage (24)% (12)% (5)% (2)% 1% 3% 7% 8% % Margin

Consistently exceeded analysts’ long-term revenue expectations Consistently delivered on own quarterly revenue guidance 2021 revenue estimate reflects midpoint of guidance provided on October 28, 2021 Consistently met or exceeded guidance and long-term expectations QUARTER GUIDANCE ACTUAL PERFORMANCE VS. GUIDANCE Q4 2017 $118 - $120 $123 Beat Q1 2018 $125 - $127 $130 Beat Q2 2018 $136 - $138 $142 Beat Q3 2018 $150 - $152 $155 Beat Q4 2018 $164 - $166 $172 Beat Q1 2019 $178 - $180 $181 Beat Q2 2019 $191 - $193 $195 Beat Q3 2019 $206 - $208 $210 Beat Q4 2019 $226 - $228 $230 Beat Q1 2020 $237 - $242 $237 Within Q2 2020 $237 - $243 $247 Beat Q3 2020 $250 - $255 $262 Beat Q4 2020 $274 - $279 $283 Beat Q1 2021 $291 - $296 $298 Beat Q2 2021 $317 - $322 $318 Within Q3 2021 $332 - $337 $347 Beat Street estimate, 2Y Prior Actual 7% outperform 10% outperform 19% outperform 18% outperform 34% outperform

Track record of value creation for shareholders

Over the last five years, Zendesk has exceeded market returns

FIVE YEAR TRADING PERFORMANCE VS. MAJOR STOCK INDICES[2]



Zendesk
S&P 500
NASDAQ
359%
198%
116%
114%
116%
73%
14%
40%
41%
5Y
3Y
1Y

Zendesk has significantly outperformed its cohort of IPO peers

ANNUALIZED SHARE PRICE PERFORMANCE, SINCE IPO[3]



30%
17%
Zendesk
2013-2015 SaaS IPO Peers[1]

Source: Bloomberg as of 28-Oct-2021

[1] Includes all SaaS companies which went public on US exchanges between 2013 – 2015, inclusive of acquired companies. Peers include Atlassian, Mimecast, Alarm.com, AppFolio, Shopify, Box, Workiva, New Relic, HubSpot, Paycom, Five9, 2U, Q2 Holdings, Paylocity, Castlight Health, Veeva Systems, RingCentral, Benefitfocus, ChannelAdvisor, Marin Software, Instructure, Xactly, MINDBODY, Connecture, Hortonworks, Yodlee, Opower, Amber Road, Covisint, Cvent, Textura, Marketo, Rally Software.

[2] 5-Year Performance measured 28-Oct-2016 to 28-Oct-21; 3-Year Performance measured 28-Oct-2018 to 28-Oct-21; 1-Year Performance measured 28-Oct-2020 to 28-Oct-21.

[3] Equal-weighted average calculated one month post-IPO through 28-Oct-2021.

14

Broaden focus to Customer Intelligence Become a primary destination for customer data (e.g. activity, interactions, sentiment) Surface valuable customer and business insights from data flowing into Zendesk platform Offer new applications and product capabilities that enable more personalized customer engagement and deeper customer understanding Continue move upmarket Execute on enterprise product roadmap Augment platform capabilities to increase extensibility and configurability Ramp global enterprise GTM, including sales, success, solutions consulting, PS, and field marketing Invest heavily in technology and channel partners, notably cloud platforms and GSIs 2 Broader, more strategic offerings to customers Increase customer value and presence Our growth plan is to continue moving upmarket in customer service while broadening focus to Customer Intelligence 1 Bigger customers = favorable economics and metrics Large enterprise TAM supports high sustained growth rates

Momentive strategic rationale

Platform enhancement Combination will strengthen competitive differentiation of both Zendesk and Momentive product offerings while greatly enriching their underlying data asset Greater scale Combined company will have extensive global GTM reach, over 450K customer relationships1 for cross-sell and expansion, and TAM of more than $165B. Zendesk’s scale and expertise will also accelerate Momentive’s enterprise evolution Compelling strategic rationale 1 Please refer to the Appendix for information regarding the calculation of customer relationships.

Combining Zendesk's customer service platform and Momentive's customer experience data unlocks new, actionable insights zendesk + momentive

A combined Zendesk + Momentive will span data silos to enable businesses to unlock and take action on insights across the customer journey

- ✓ Personalize marketing for better customer engagement
- ✓ Inform sales about how and when to reach out to prospects and customers
- ✓ Drive frictionless customer support experiences and enable businesses to proactively take action
- ✓ Create more successful products/services by incorporating customer feedback into development process zendesk

Zendesk's scale and Enterprise experience

with ~112k customers in 160+ countries around the world and 6x Momentive's sales team

Customer interactions and data

Workflow management

Omnichannel integrations

Analytics & reporting

+

momentive

Momentive's best-in-class product suite and CX data

with 345K+ organizations, 19M+ active users generating 25M+ questions answered daily

Customer experience platform

Customer sentiment + feedback

Audience panel

Analytics & reporting

=

Bringing together these solutions enables businesses to win new customers while deepening their relationships with existing customers

Platform Enhancement Greater Scale

18

Differentiated positioning versus peers ALL-IN PLATFORM STRATEGY LOW COST STRATEGY CUSTOMER INTELLIGENCE STRATEGY Momentive is a key building block to Zendesk’s competitive strategy Customer sentiment data is crucial for obtaining deeper customer understanding Deeper customer understanding means we won’t just compete on price, features, and ease of use – we can offer businesses greater insight Rich data set of interactions, user activity, and now sentiment makes Zendesk a primary customer platform and creates significant optionality for future opportunities (e.g. marketing, analytics, etc.) Platform Enhancement Greater Scale

“Salesforce Feedback Management…unifies the business’s customer feedback [with] the Salesforce platform to make it more actionable for that business… Feedback Management gives businesses the ability to create follow-up actions based on any survey response and track net promoter and customer satisfaction scores across the customer lifecycle.” - Salesforce.com1 “Microsoft expanded on its existing voice of the customer feature and this week rolled out Dynamics 365 Customer Voice, a more sophisticated survey bundle… The voice of the customer survey tool connects to the Microsoft customer data platform, released earlier this year, to assemble real-time customer insights” - TechTarget2 “Experience ID [is] a single system that uses conversational analytics, machine learning, and journey orchestration to help organizations identify and root out each and every experience gap in their business, and identify new opportunities for growth. Experience ID maps all direct and indirect signals to an individual’s end-to-end journey to create intelligent profiles that detail every interaction, need, and emotion at each stage in the journey for every customer and employee.” - Qualtrics.com3 “Bringing customer relationship management (CRM) and customer feedback together is in line with Forrester’s consistent guidance that companies need to leverage both structured and unstructured feedback to deliver actionable insights for business leaders.” - Forrester4 Recent moves of both CRM and experience management vendors validate market need for Customer Intelligence Multiple CRM vendors have recently launched feedback management modules with integration to their customer record and rules engine ServiceNow and Qualtrics announced enhanced product integrations in Dec 2021 Experience management vendors now offer their own customer profiles and, in some cases, customer service modules Acquisition of Momentive enables Zendesk to leapfrog others’ initiatives and capture demonstrated market leadership in this rapidly-converging market 1 Source: Ashish Kothari, “Salesforce Launches New Feedback Management Solution for Businesses to Better Respond to Customer and Employee Needs,” Salesforce.com 2 Source: Don Fluckinger, “Microsoft releases voice of the customer platform,” TechTarget 3 Source: Brad Anderson, “Ushering in a new era of experience management with Experience ID,” Qualtrics.com 4 Source: Colleen Fazio, “Zendesk’s Momentive Acquisition Paves The Road For A Customer Service-CX Data Highway,” Forrester Platform Enhancement Greater Scale

Identify net promoters, detect early warnings, collect actionable feedback Existing Zendesk customer adopts Momentive TYPE OF CUSTOMER Close the loop by collecting post-interaction customer feedback JOB TO BE DONE BUSINESS VALUE CREATED Follow up on negative feedback and connect silo-ed survey data to customer record Existing Momentive customer adopts Zendesk Connect feedback to specific users–and then take action on it More effective advertising and marketing, higher sales productivity, superior customer support experiences Existing Zendesk + Momentive customer Use consolidated customer data for personalized engagement across customer lifecycle Both Zendesk and Momentive customers have existing needs solved by the combination of our platforms Platform Enhancement Greater Scale

Dara Khosrowshahi CEO “No one is better positioned than Zendesk and Momentive to help us understand the customer we have today and the customers we want to have tomorrow.” Customers see the industrial logic – and the enhanced value proposition – of bringing together Zendesk’s and Momentive’s capabilities and unique data set Joint Zendesk-Momentive customer feedback corroborate the strategic rationale of the combination Hayden Brown President, CEO “Our customer success infrastructure is increasingly reliant on two companies: Zendesk and Momentive. I can’t wait to see the innovation that comes out of this combination.” “Both Momentive and Zendesk have scaled with Chime since our early days and helped us stay close to customers at every stage of our journey. Now, their combination will help us connect the dots between customer sentiment and interactions so we can take fast action to improve the experience we offer – and turn casual customers into lifetime Chime members.” Ryan King Founder, CTO “Customer intelligence is key to remaining competitive and keeping customers happy. Businesses need as close to a real-time pulse on customer sentiment as possible, and Zendesk’s acquisition of Momentive paves the way for a new offering that businesses need. There will be benefits across customer service, sales, IT, and marketing, driving real change. I am looking forward to seeing Zendesk and Momentive move forward together.” Eric S. Yuan Founder, CEO Platform Enhancement Greater Scale

WHAT WE LIKE ABOUT MOMENTIVE HOW WE’LL MAKE IT EVEN BETTER Momentive’s products have significant reach and its iconic SurveyMonkey brand leads the market (345K organizations, 25M daily responses) Follow Zendesk enterprise product management playbook to grow market share Make customer experience data, feedback, and research actionable through Zendesk integration Extend Zendesk’s brand equity to non-SurveyMonkey business lines (e.g. CX) Introduce SurveyMonkey to an even broader audience, notably Zendesk install base The transition to an enterprise sales model is already working (Sales-assisted customers are now 31% of revenue mix, 4x higher revenue, and 119% multi-seat products net retention rate) Accelerate sales-assisted motion with Zendesk’s footprint (6x sales capacity) Extend “shared services” of Zendesk deal strategy, marketing localization, legal, security/compliance, etc. Drive international expansion (Momentive international mix of 36% vs Zendesk’s mix of 49%) Momentive’s blue-chip customers represent significant room for expansion (95% of Fortune 500 use Momentive, 40K+ organizations with 1000+ employees) Deploy Zendesk’s enterprise product management and post-sales engagement models to drive account penetration Include Zendesk’s product offerings in cross-sell price list Leverage Zendesk relationships at joint customers to facilitate deeper evaluation Disruptive Market Research business represents significant upside (2M weekly active panelists) Incorporate 3.3B end users who interact with Zendesk platform into proprietary Market Research audience, deepening its competitive moat Introduce audience insights into Zendesk’s analytics module to provide customer leaders with both quantitative benchmarks and qualitative customer “pulse” data Momentive is a compelling asset which compounds in the hands of Zendesk Platform Enhancement Greater Scale

Transformation is well underway at Momentive… HISTORICAL REVENUE ($M) …and Zendesk can accelerate 6x more sales headcount – with bigger quotas, enterprise focus, and account expansion expertise Global sales, field marketing, customer success, professional services organizations Successful playbook in enterprise software sales and strong culture + methodology around account expansion Extensible foundation in enterprise security and compliance Significant DNA in taking products upmarket and head-to-head against incumbents 95% 65% 21% 22% Consistent Self-serve Growth Sales-led has increased >3x in 2 years Overall growth accelerating Momentive sales-led growth rate is 6x growth rate of its legacy self-serve segment, and positioned to accelerate even further under Zendesk ownership 10% 11% Sales-led Self–serve Platform Enhancement Greater Scale

95% of Fortune 500 40K+ customers with >1000 employees ~4X uplift in sales assisted account size (from Self-serve) Momentive already has significant enterprise breadth – we can help with both depth and further logo acquisition Significant opportunity to expand with combined product portfolio and Zendesk’s GTM acceleration Platform Enhancement Greater Scale

Combined Zendesk-Momentive will have twice our current TAM, providing significant headroom for sustained high revenue growth



2025 TAM
The Customer Intelligence company
Market research + insights
Voice of employee
Surveys + voice of customer
CPaaS + messaging
Sales
CSS and contact center + internal help desk
$85B
$22B
$18B
$45B
$81B
$30B
$26B
$25B
~$165B
zendesk
momentive
zendesk + momentive
The Customer Intelligence Company

Sources:
CSS + Contact Center, Sales, and Internal Help Desk: IDC Semiannual Software Tracker 2H20 Forecast
CPaaS + Messaging: IDC Worldwide Communications Platform as a Service Forecast, 2021-2025
Surveys + Voice of Customer: IDC Worldwide Customer Intelligence and Analytics Applications Software Forecast, 2021-2025
Voice of Employee: IDC Worldwide and U.S. Employee Experience Software and Services Forecast, 2021-2025
Market Research + Insights: internal Zendesk and Momentive estimates
Note: numbers may not add up due to rounding

Platform Enhancement
Greater Scale
26

2022 2023 2024 2025 Three waves of revenue synergies from our combination with Momentive Current revenue synergies reflect only Sales-Led growth for existing products PRODUCT-LED GROWTH CUSTOMER INTELLIGENCE SALES-LED GROWTH PROJECTED REVENUE SYNERGIES 2023: ~$55M 2024: ~$150M 2025: ~$275M Platform Enhancement Greater Scale

Conservative assumptions and inputs for Sales-Led revenue synergies

Based on Board guidance, synergy projections were focused only on existing products, pricing, and customer base and included conservative adoption and timing assumptions

Revenue synergy projections levers

1 **Cross-sell Momentive products into Zendesk install base**

2 **Cross-sell Zendesk products into Momentive install base**

Existing Zendesk customers adopt Momentive products to enhance CX and "close the loop." Momentive customers adopt Zendesk products to benefit from an integrated customer record and system of action

- 2022: Minimal revenue synergies as cross-sell efforts commence and begin to ramp
- 2023: Synergies equivalent to ~1 sales-led cross-sell deal / rep / quarter
- 2024: Synergies equivalent to 2-3 sales-led cross-sell deals / rep / quarter
- 2025: Synergies equivalent to 4-5 sales-led cross-sell deals / rep / quarter

Key levers driving potential synergy upside

A Higher adoption and/or attach rates than forecasted due to strong demand for integrated and/or bundled offerings

B Higher revenue per customer than forecasted from expanded usage and/or pricing changes

C Accelerated timeline for cross-sell

---

3 **Accelerate Momentive's standalone sales-assisted business**

Increase growth of new Momentive sales-assisted customers due to Zendesk's larger, more global, and more sophisticated GTM motions

- Zendesk GTM drives uplift in standalone Momentive sales-assisted new customers, with uplift rates ramping from 2022 into mid-2023

A Higher new sales-assisted customers than forecasted due to significant expansion of Momentive's GTM resources

B Larger deal sizes than forecasted due to maturity of Zendesk's GTM resources

C Lower churn than forecasted due to Zendesk's post-sales engagement and contract terms

Platform Enhancement | **Greater Scale**

28

Significant anticipated potential revenue synergy upside from new product introductions and evolution to Customer Intelligence Our strategic combination will also create significant opportunities that drive revenue upside above and beyond what is included in the first wave of Sales-Led revenue synergies THE COMBINATION SHOULD CREATE MATERIAL REVENUE SYNERGIES ABOVE THE CONSERVATIVE SALES-LED REVENUE SYNERGIES SHARED AT NOV 2021 INVESTOR DAY AND IN MERGER PROXY Product-Led Growth Combined capabilities will unlock opportunities for new product development, leading to new revenue streams Compelling pricing and packaging that significantly increase adoption rates and average deal size (similar to Zendesk Suite) Customer Intelligence Differentiated customer intelligence platform makes both products more valuable, increasing demand, win rates, average deal sizes, and customer expansion Platform Enhancement Greater Scale

Increase in revenue basis Is substantially greater than equity dilution The addition of Momentive is expected to increase revenue by 35% in 2025, while giving Momentive shareholders ~22% ownership as part of the transaction Transaction will positively impact Zendesk’s future revenue growth rate 2021-2025 revenue CAGR expected to increase from 26% on standalone basis to 27% pro forma combined Projections only reflect conservative Sales-Led revenue synergies, not Product-Led or Customer Intelligence +35% higher 27% 26% CAGR Transaction will increase Zendesk’s revenue scale while accelerating our growth trajectory PROJECTED REVENUE Pro forma combined company Zendesk standalone 2021 is based on the midpoint of our latest guidance of $1.329M-$1.335M, provided with the Q3 2021 earnings release.

Transaction will also accelerate Zendesk's non-GAAP operating margin expansion


NON-GAAP OPERATING INCOME
$109M
$145M
$237M
$442M
$696M
$100M
$127M
$182M
$284M
$422M
2021E
2022E
2023E
2024E
2025E
CAGR
59%
~65% Higher
43%
NON-GAAP OPERATING MARGIN
7.5%
7.5%
8.5%
12.2%
15.2%
6.1%
6.5%
8.3%
10.5%
12.5%
~270 bps Higher
2021E
2022E
2023E
2024E
2025E
Zendesk standalone
Pro forma combined company

Non-GAAP operating income expected to expand rapidly due to improved leverage from scale and operating efficiencies

- Pro forma non-GAAP operating margin expected to expand 9 percentage points from 2021 to 2025, versus 5 percentage points as standalone
- Non-GAAP operating income expected to grow substantially given combination of accelerating growth rate and expanding margins (59% FY21E - FY25E CAGR pro forma vs. 43% standalone)

The long-term improvements to non-GAAP operating income more than offset dilution from the acquisition

- The addition of Momentive expected to increase 2025 non-GAAP operating income by 65% versus the Zendesk standalone plan
- Momentive expected to accelerate attainment of Zendesk's long-term target of 20+% non-GAAP operating margin

2021 numbers are based on Zendesk's latest guidance of provided on October 28, 2021; provided with the Q3 2021 earnings release.

31

Transaction process and overview

Offer is the result of thorough and deliberative process Zendesk’s Board regularly evaluates growth and M&A opportunities Zendesk’s Board regularly evaluates strategic capabilities of interest and where the Company needs to grow – organically or inorganically Board has designated Customer Intelligence as a strategic growth imperative and identified that acquiring a platform of scale in customer experience management, Momentive’s core capability, would be a compelling lever for realizing this imperative When Momentive commenced its sale process, the Board took the opportunity to act on its strategic priority Partnership and internal development alternatives evaluated and deemed suboptimal The Board routinely evaluates strategic priorities and the build - buy - partner case for realizing those priorities. The Board explicitly evaluated the incremental benefits of owning Momentive relative to the control premium. In this case, the Board determined the forecasted benefits to shareholders exceeded the control premium Owning Momentive enables Zendesk to realize the full benefits of a unified platform and set of integrated product capabilities and quickly attain market leadership in the customer experience management market with a valuable brand and ramped talent base Building customer intelligence capabilities internally or through external partnerships would be materially slower and ultimately would provide a lower return to shareholders Zendesk’s Management and Board of Directors have actively and consistently evaluated strategic opportunities to drive shareholder value over the last 7+ years since IPO, which formed the foundation for acquiring Momentive to accelerate one of these strategic levers

Board pursued a disciplined and transparent process Board process was informed by expert financial and legal counsel from Goldman Sachs and Hogan Lovells Board formed a Transaction Committee of qualified independent directors to work closely with management throughout the entire due diligence and negotiation process and to make recommendations to the full Board Both the Transaction Committee and the Board met on many occasions throughout the entire process, including with advisors, to discuss and evaluate all aspects of the transaction Transaction was the result of two months of diligence and negotiation Price and timing of offer advantageous for Zendesk shareholders Premium offered is at the median of recent comparable transactions and below Momentive’s 52-week high Exchange ratio struck at an advantageous moment for Zendesk, relative to our past 3-year trading history Transaction structure consistent with Zendesk's commitment to good governance Our independent and highly qualified board of directors unanimously approved this transaction and encourages all Zendesk shareholders to exercise their right to vote FOR the issuance of shares of Zendesk common stock in connection with the acquisition The Board has a long-standing commitment to strong corporate governance. While it could have structured the transaction to not require a shareholder vote, the Board believes it important to include shareholders' voices in this critical strategic investment Offer is the result of thorough and deliberative process (cont’d)

AREAS FOR POTENTIAL ACQUISITIONS ZENDESK HAS EVALUATED NUMEROUS POTENTIAL STRATEGIC OPPORTUNITIES SINCE IPO Rationale for not pursuing prior transactions: Lack of strategic fit ・ Legacy product / technology ・ Culture ・ Valuation Marketing Contact center Sales Internal help desk / Employee service Product analytics GROWTH OPPORTUNITIES CRITERIA Expands TAM High customer demand Valuable first-party data Enhances value of core business Reasonable valuation Established and competitive space from SMB to midmarket to enterprise Different buyer persona than Customer Service Acquired Base in 2018, today is Zendesk Sell Significant current disruption in industry Lots of engagement but unable to move forward with suitable match Market is rapidly converging with CRM Build / partner strategy preferred Different buyer persona Build, partner, and tech / team acquisitions Customers already using Zendesk for internal / employee Exciting growth industry Opportunity for future expansion as industry matures Proximity to ZEN current market Complementary product capabilities between CRM and CXM Opportunity to acquire a market leader Customer experience management Momentive’s strong product leadership, large market proof points and valuation attractive to ZEN Zendesk’s Board has evaluated many M&A opportunities since the IPO, using a highly disciplined review process

Internal development Partner with Momentive Acquire Momentive Consideration Goals Product integration Achieve seamless product / tech integration and control over strategic direction Financial ROI for Zendesk Several years of substantial R&D required, unlikely to achieve parity Achieve market leadership Momentive has iconic SurveyMonkey brand, and 19M+ active users – could not replicate organically Improve competitive position with scale Immediately increase scale of capabilities, customers and talent ACQUIRING MOMENTIVE DRIVES SHAREHOLDER VALUE BY ACCELERATING TIME TO MARKET AND REDUCING EXECUTION RISK Decision to acquire Momentive was the result of a thorough assessment of build vs. partner vs. buy

Zendesk Board’s independence and experience informed its unanimous decision Archana Agrawal Independent Joined: 2020 Most recent position: Chief Marketing Officer at Airtable since 2020 Committees: Nomination & Corporate Governance Hilarie Koplow-McAdams Independent Joined: 2017 Most recent position: Venture Partner of New Enterprise Associates since 2017 Committees: Compensation Michelle Wilson Independent Joined: 2014 Most recent position: SVP, General Counsel, and Secretary of Amazon.com (2003 – 2012) Committees: Audit, Nomination & Corporate Governance Carl Bass Lead Independent Joined: 2016 Most recent position: President and Chief Executive Officer of Autodesk (2006 – 2017) Committees: Compensation Michael Frandsen Independent Joined: 2017 Most recent position: Products team leader of Workday since 2010 Committees: Audit Brandon Gayle Independent Joined: 2021 Most recent position: Chief Operating Officer of Spurs Sports & Entertainment since 2021 Committees: Audit Thomas Szkutak Independent Joined: 2019 Most recent position: Senior Vice President and Chief Financial Officer of Amazon.com (2002 – 2015) Committees: Audit, Nomination & Corporate Governance Michael Curtis Interim Chief Engineering Officer Joined: 2019 Most recent position: Interim Chief Engineering Officer of Zendesk since 2022 Committees: N/A Steve Johnson Independent Joined: 2021 Most recent position: Vice President of Design of Netflix since 2016 Committees: Compensation Mikkel Svane CEO, Founder, and Chair Joined: 2007 Most recent position: Co-founded Zendesk and has served as CEO since 2007 Committees: N/A

Governance highlights Majority voting standard for director voting No poison pill Code of conduct applicable to directors and employees Anti-hedging policy Clawback policy Stock ownership guidelines for directors Regular review of auditor performance Effective committee and Board oversight of financial reporting, compensation philosophy, enterprise risk, legal and financial compliance Continuing education program for directors Accountability and independence Board exercises independent oversight Eight out of ten directors are independent All committees comprised of independent directors Lead Independent Director 50% of the Board joined within the past 3 years1 Shareholders given a strong voice Transaction structure provides shareholders with ultimate approval over the deal One share, one vote share structure despite 68% of founder-led tech IPOs using dual-class structure in last 5 years Compensation program structure receives strong support 96% average approval for annual say-on-pay votes Zendesk’s board is committed to shareholder friendly governance practices 1 As of January 27, 2022

Board decision informed by the views of qualified advisors Zendesk and its Board engaged Goldman Sachs as its independent financial advisor and Hogan Lovells as its independent outside legal counsel to provide counsel in the decision process The Board met with management and advisors numerous times throughout the process During the diligence period, Board and its advisors refined the financial rationale supporting the final offer Board established Transaction Committee to spearhead analysis and make recommendations to the full Board The Board formed a Transaction Committee comprised of Carl Bass, Hilarie Koplow-McAdams and Thomas Szkutak, to more thoroughly evaluate the Momentive acquisition The Transaction Committee oversaw the diligence and negotiation of the transaction, with assistance from the management team and expert advisors, in order to form recommendations to the full board Transaction terms are the result of an informed process

Reasonable premium relative to recent comparable transactions; valuation in line with other bidders

Premium to unaffected date[1]


25th Percentile: 20%
75th Percentile: 59%
Median: 42%
68% 64% 63% 62% 56% 55% 53% 50% 42% 41% 36% 31% 23% 20% 19% 17% 10% 2%
Dec-18 May-16 Oct-18 Jul-16 Jun-16 Dec-20 Nov-18 Jun-16 Jun-19 Oct-21 Mar-18 Apr-16 Apr-21 Jul-21 Feb-19 Oct-18 Jan-18 Oct-18
zendesk
momentive

Premium to 52-week high[2]


25th Percentile: (11)%
75th Percentile: 10%
Median: 5%
31% 30% 12% 11% 10% 8% 7% 6% 5% 0% 0% (1)% (4)% (8)% (14)% (15)% (18)% (23)%
Mar-18 Jun-19 Jan-18 Apr-21 Jul-16 Oct-18 Dec-20 Jul-21 May-16 Feb-19 Oct-21 Jun-16 Oct-18 Nov-18 Oct-18 Apr-16 Dec-18 Jun-16
zendesk
momentive

Zendesk's headline valuation of $28/share in line with financial sponsor's offer of $27.25 (37% premium) as outlined in merger proxy

Source: Bloomberg as of 27-Oct-2021. Exchange ratio for premium determination as of 26-Oct-2021.

[1] ZEN / MNTV unaffected date defined as 05-Oct-21, the day prior to media reports calling for a strategic review to consider a sale of Momentive.

[1,2] Comparable transactions include technology acquisitions with similar financial profiles since 2016.

40

Right time for Zendesk to transact Attractive relative valuation for Zendesk shareholders Exchange ratio favorable vs. three year average Momentive shareholders will own 22% of the company Undisturbed: 0.160x 3 Year Average: 0.200x Final Exchange Ratio: 0.225x AS OF UNDISTURBED DATE (05-OCT-2021) Average Since: Undisturbed 6M 1Y 3Y Momentive/Zendesk 0.160x 0.148x 0.159x 0.200x % Momentive Ownership 18% 15% 16% 19% 0.35x 0.30x 0.25x 0.20x 0.15x 0.10x 0.05x Oct 2018 Jun 2019 Feb 2020 Oct 2020 Jun 2021 Better for Zendesk Exchange ratio calculated using share price of Momentive as the numerator and share price of Zendesk as the denominator. Final exchange ratio as of 26-Oct-2021.

Transaction highlights

Transaction highlights Zendesk’s business has never been stronger We are ready for a strategic transaction Momentive represents a strategic opportunity that we are uniquely positioned to leverage Strategic logic translates into financial opportunity Offer is the result of a thorough and deliberative process Right price, right time, right currency

Appendix

Source: Bloomberg as of 25-Jan-2022 Note: Based on closing stock prices. Indexed stock price performance vs. peers Despite shares coming under pressure since the date of deal-announcement, we have outperformed our peers in light of the broader high-growth software slowdown. SINCE PRE-ANNOUNCEMENT (OCTOBER 28, 2021) Oct 2021 Nov 2021 Nov 2021 Dec 2021 Dec 2021 Jan 2022 Jan 2022 (22.7)% (34.8)% Zendesk BVP Emerging Cloud Index

Zendesk management team (1 of 2) Mikkel Svane Founder, CEO, Chair Co-founded Zendesk and has served as Chief Executive Officer since August 2007 Appointed Chair of Zendesk’s Board in January 2014 Member of the Board of Directors of Stitch Fix since October 2018 AP in Marketing Management from Arhus Kobmandsskole Shelagh Glaser Chief Financial Officer Joined Zendesk in May 2021 as CFO, with 30 years finance experience driving profitable growth CFO & COO, Corporate Vice President at Intel’s Data Platform Group from 2019-2021 CFO, Vice President at Intel’s Client Computing Group 2013-2019 Vice President Finance, at Intel’s Platform Engineering Group, 2009-2013 BA in Economics from University of Michigan; MBA in Finance from Carnegie Mellon University Jeff Titterton Chief Operating Officer Joined Zendesk in 2017 as CMO and appointed as COO in 2021 Head of Global Campaign Marketing, Engagement Marketing, SMB Creative Cloud at Adobe from 2013-2017 Chief Marketing Officer at 99designs from 2011-2013 VP of Marketing at Zoosk from 2009-2011 BA in English with a concentration in Economics from Cornell University Norman Gennaro President of Worldwide Sales Joined Zendesk in Jan 2018 and currently serving as President of Sales Territories Market Segment Leader, North America at Amazon Web Services from 2012-2017 Held senior roles at Oracle, including VP, from 2000-2012 BA in Mgt Information Systems from the University of Notre Dame; MBA in Finance & CIS from Notre Dame De Namur John Geschke Chief of Staff Joined Zendesk in 2012 as General Counsel, subsequently appointed SVP, Administration in 2015 and Chief Legal Officer in 2017. Assumed current role as Chief of Staff in 2019. Executive sponsor for Momentive integration. Member of the Board of Directors at zulily from 2014-2015 General Counsel at Norwest Venture Partners from 2010-2012 Partner at Cooley from 1996-2010 AB in School of Public Policy & International Affairs from Princeton University; JD from Stanford Law School Andee Nieto Chief People Officer Joining Zendesk in early 2022 as Chief People Officer Senior Vice President and Chief People Officer at Xilinx, Inc. since August 2020 HR Strategy & Planning leader, Chief of Staff to CHRO and other positions at Cisco from 1996-2013 Dual BA in Communication Studies and History at San Jose State University

Zendesk management team (2 of 2) Colleen Berube Chief Information Officer Joined Zendesk in 2019 as its CIO, also serves as Senior Vice President of Operations EVP and CTO at Fisher Investments in 2018 Executive in Residence at PWC from 2016-2017 Vice President of IT at Adobe from 2007-2015 Senior Director of IT at Cisco from 2004-2007 BA in Liberal Arts from SUNY College at Potsdam; MBA in Business from University of North Florida Alex Constantinople Chief Marketing Officer Joined Zendesk in 2021 as Chief Marketing Officer CEO of Outcast from 2011-2021 Executive Director at Conde Nast from 2007-2010 General Manager at GE from 2002-2006 VP at NBC from 1998-2002 BA in English from Denison University Adrian McDermott Chief Technology Officer Chief Technology Officer at Zendesk since 2021 and served as SVP and then President of Product from 2010 to 2021. Member of the Board of Directors of FireEye since 2019 Member of the Advisory Board of Be My Eyes since 2015 VP Engineering at BEA Systems from 2005-2007 BSc in Computer Science from De Montfort University Shawna Wolverton EVP Product EVP Product at Zendesk since 2019 Chief Product Officer at Planet in 2018 SVP Product Management at Salesforce in 2016 following product leadership roles since 2003 Three patents in foundational SaaS software technologies BA in Politics from University of California at Santa Cruz Ben Barclay SVP Corporate Strategy & Development Joined Zendesk in 2015 and now serving as SVP Corporate Strategy, Development, and Alliances Consultant at Deloitte from 2009-2013 BA in International Relations from Carleton College; MBA from Harvard Business School Shanti Ariker General Counsel, Corp. Secretary, Chief Privacy Officer Joined Zendesk in 2020 as General Counsel Deputy General Counsel at Twilio from 2019-2020 General Counsel, Corporate Secretary and Chief of Staff at Salesforce.org from 2015-2018 Board Member of Coveo Solutions, Inc. (CVO:TSX) JD from University of Virginia Law School; BA from University of Massachusetts

Non-GAAP Reconciliation RECONCILIATION OF OPERATING INCOME (LOSS) 2014 2015 2016 2017 2018 2019 2020 GAAP operating loss $ (66,145) $ (82,985) $ (98,147) $ (106,146) $ (137,928) $ (163,004) $ (155, 899) Plus: Share-based compensation 32,139 52,556 73,429 84,552 119,483 156,730 182,204 Plus: Employer tax related to employee stock transactions 585 1,451 3,870 4,849 8,915 9,567 9,970 Plus: Amortization of purchased intangibles 1,470 2,236 3,780 3,704 4,764 10,365 10,679 Plus: Acquisition-related expenses 649 998 - 2,159 6,819 11,244 7,722 Plus: Amortization of share-based compensation capitalized in internal-use software 402 1,065 1,821 1,774 1,487 1,711 2,075 Plus: Real estate impairments - - - - - - 15,003 Non-GAAP operating (loss) income $ (30,900) $ (24,679) $ (15,247) $ (9,108) $ (3,540) $ 26,613 $ 71,754 GAAP operating margin (52)% (40)% (31)% (25)% (23)% (20)% (15)% Non-GAAP adjustments 28% 28% 26% 23% 24% 23% 22% Non-GAAP operating margin (24)% (12)% (5)% (2)% 1% 3% 7% (in thousands, except percentages) The following table shows Zendesk’s GAAP results reconciled to non-GAAP results included in this deck.

COMPUTATION OF FREE CASH FLOW Q4’20 Q1’21 Q2’21 Q3’21 Net cash provided by operating activities $ 43,349 $ 33,595 $ 26,878 $ 73,810 Less: Purchases of property and equipment (3,338) (3,061) (2,896) (5,073) Less: Internal-use software development costs (4,745) (4,468) (3,070) (3,299) Free cash flow $ 38,216 $ 26,066 $ 20,912 $ 65,438

About Zendesk Zendesk started the customer experience revolution in 2007 by enabling any business around the world to take their customer service online. Today, Zendesk is the champion of great service everywhere for everyone, and powers billions of conversations, connecting more than 100,000 brands with hundreds of millions of customers over telephony, chat, email, messaging, social channels, communities, review sites and help centers. Zendesk products are built with love to be loved. The company was conceived in Copenhagen, Denmark, built and grown in California, taken public in New York City, and today employs more than 5,000 people across the world. Learn more at www.zendesk.com. About non-GAAP financial measures Zendesk excludes the following from its historical and prospective non-GAAP financial measures, as applicable: Share-Based Compensation and Amortization of Share-Based Compensation Capitalized in Internal-Use Software: Zendesk utilizes share-based compensation to attract and retain employees. It is principally aimed at aligning their interests with those of its stockholders and at long-term retention, rather than to address operational performance for any particular period. As a result, share-based compensation expenses vary for reasons that are generally unrelated to financial and operational performance in any particular period. Employer Tax Related to Employee Stock Transactions: Zendesk views the amount of employer taxes related to its employee stock transactions as an expense that is dependent on its stock price, employee exercise and other award disposition activity, and other factors that are beyond Zendesk’s control. As a result, employer taxes related to its employee stock transactions vary for reasons that are generally unrelated to financial and operational performance in any particular period. Amortization of Purchased Intangibles: Zendesk views amortization of purchased intangible assets, including the amortization of the cost associated with an acquired entity’s developed technology, as items arising from pre-acquisition activities determined at the time of an acquisition. While these intangible assets are evaluated for impairment regularly, amortization of the cost of purchased intangibles is an expense that is not typically affected by operations during any particular period. Acquisition-related expenses: Zendesk views acquisition-related expenses, such as transaction costs, integration costs, restructuring costs, and acquisition-related retention payments, including amortization of acquisition-related retention payments capitalized in internal-use software, as events that are not necessarily reflective of operational performance during a period. In particular, Zendesk believes the consideration of measures that exclude such expenses can assist in the comparison of operational performance in different periods which may or may not include such expenses. Real estate impairments: To support an increased percentage of remote teams, Zendesk records impairments for certain assets associated with leased properties, or portions thereof, that it ceases to occupy. Any losses and gains associated with these activities are generally unrelated to financial and operational performance in any particular period and Zendesk believes the exclusion of such losses and gains provides for a more useful comparison of operational performance in comparative periods that may or may not include such losses and gains. Zendesk provides disclosures regarding its free cash flow, which is defined as net cash from operating activities, plus repayment of convertible senior notes attributable to debt discount, less purchases of property and equipment and internal-use software development costs. Zendesk uses free cash flow to evaluate the ability of its operations to generate cash that is available for purposes other than capital expenditures and capitalized software development costs. Zendesk believes that information regarding free cash flow provides investors with an important perspective on the cash available to fund ongoing operations. Zendesk has not reconciled free cash flow guidance to net cash from operating activities for the year ending December 31, 2021 because Zendesk does not provide guidance on the reconciling items between net cash from operating activities and free cash flow, as a result of the uncertainty regarding, and the potential variability of, these items. The actual amount of such reconciling items will have a significant impact on Zendesk’s free cash flow and, accordingly, a reconciliation of net cash from operating activities to free cash flow for the year ending December 31, 2021 is not available without unreasonable effort. Zendesk does not provide a reconciliation of its non-GAAP operating margin guidance to GAAP operating margin for future periods beyond the current fiscal year because Zendesk does not provide guidance on the reconciling items between GAAP operating margin and non-GAAP operating margin for such periods, as a result of the uncertainty regarding, and the potential variability of, these items. The actual amount of such reconciling items will have a significant impact on Zendesk’s non-GAAP operating margin and, accordingly, a reconciliation of GAAP operating margin to non-GAAP operating margin guidance for such periods is not available without unreasonable effort.

About operating metrics Zendesk reviews a number of operating metrics to evaluate its business, measure performance, identify trends, formulate business plans, and make strategic decisions. These include compound annual growth rate (CAGR), the number of logos, net expansion rate, annual recurring revenue, and the percentage of its annual recurring revenue from customers with more than $250,000 in annual recurring revenue. Zendesk's number of logos is a consolidation of paid customer accounts across our solutions, exclusive of Zendesk's legacy Starter plan, free trials, or other free services, as of the end of the period. A paid customer account is one individual billing relationship for subscription to our services. Zendesk calculates its logo number by consolidating paid customer accounts that share common corporate information as a single organization or customer may have multiple paid customer accounts across its solutions to service separate subsidiaries, divisions, or work processes. As of September 30, 2021, Zendesk had approximately 111,800 logos. Zendesk does not currently include in its logo metric logos associated with its legacy analytics product, its legacy Outbound product, its legacy Starter plan, its legacy Sell product, legacy Sunshine Conversations, its legacy Smooch product, free trials, or other free services. Zendesk may from time to time refer to "customers" or "brands" in our publicly-available disclosures, each of which refers to Zendesk’s number of logos. This presentation calculates customer relationships of the combined company as the sum of Zendesk’s logos and Momentive’s organizational customers. Such aggregation does not take into account the extent to which customer relationships overlap and the differences in methodologies for determining logos and organizational customers. Please see the section entitled “Momentive Metrics Definitions”. Zendesk’s dollar-based net expansion rate provides a measurement of our ability to increase revenue across our existing customer base through expansion of authorized agents associated with a logo, upgrades in subscription plans, and the purchase of additional products as offset by contraction and churn in authorized agents associated with a logo, and downgrades in subscription plans. Zendesk does not currently incorporate operating metrics associated with its legacy analytics product, its legacy Outbound product, its legacy Starter plan, its legacy Sell product, legacy Sunshine Conversations, its legacy Smooch product, free trials, or other free services into its measurement of dollar-based net expansion rate. Dollar-based net expansion rate is based upon our annual recurring revenue for a set of logos on Zendesk’s products. Annual recurring revenue is determined by multiplying monthly recurring revenue by 12. Zendesk uses non-GAAP financial information to evaluate its ongoing operations and for internal planning and forecasting purposes. Zendesk’s management does not itself, nor does it suggest that investors should, consider such non-GAAP financial measures in isolation from, or as a substitute for, financial information prepared in accordance with GAAP. Zendesk presents such non-GAAP financial measures in reporting its financial results to provide investors with an additional tool to evaluate Zendesk’s operating results. Zendesk believes these non-GAAP financial measures are useful because they allow for greater transparency with respect to key metrics used by management in its financial and operational decision-making. This allows investors and others to better understand and evaluate Zendesk’s operating results and future prospects in the same manner as management. Zendesk’s management believes it is useful for itself and investors to review, as applicable, both GAAP information that may include items such as share-based compensation and related expenses, amortization of debt discount and issuance costs, amortization of purchased intangibles, acquisition-related expenses, loss on early extinguishment of debt, and real estate impairments, and the non-GAAP measures that exclude such information in order to assess the performance of Zendesk’s business and for planning and forecasting in subsequent periods. When Zendesk uses such a non-GAAP financial measure with respect to historical periods, it provides a reconciliation of the non-GAAP financial measure to the most closely comparable GAAP financial measure. When Zendesk uses such a non-GAAP financial measure in a forward-looking manner for future periods, and a reconciliation is not determinable without unreasonable effort, Zendesk provides the reconciling information that is determinable without unreasonable effort and identifies the information that would need to be added or subtracted from the non-GAAP measure to arrive at the most directly comparable GAAP measure. Investors are encouraged to review the related GAAP financial measures and the reconciliation of these non-GAAP financial measures to their most directly comparable GAAP financial measure as detailed above.

Monthly recurring revenue is a legal and contractual determination made by assessing the contractual terms, as of the date of determination, as to the revenue we expect to generate in the next monthly period, assuming no changes to the subscription and without taking into account any usage above the subscription base, if any, that may be applicable to such subscription. Zendesk excludes the impact of revenue that it expects to generate from fixed-term contracts that are each associated with an existing account, are solely for additional temporary agents, and are not contemplated to last for the duration of the primary contract for the existing account from its determination of monthly recurring revenue. Zendesk additionally excludes the impact of accounts that are free-trial accounts that did not result in paid subscriptions, and temporary coupons, such as short-term discounts that were applied to certain accounts due to the COVID-19 pandemic, from its annual recurring revenue. Monthly recurring revenue is not determined by reference to historical revenue, deferred revenue, or any other United States generally accepted accounting principles, or GAAP, financial measure over any period. Zendesk calculates its dollar-based net expansion rate by dividing the retained revenue net of contraction and churn by Zendesk’s base revenue. Zendesk defines its base revenue as the aggregate annual recurring revenue across its products from logos as of the date one year prior to the date of calculation. Zendesk defines the retained revenue net of contraction and churn as the aggregate annual recurring revenue across its products for the same customer base included in the measure of base revenue at the end of the annual period being measured. Zendesk does not currently incorporate operating metrics associated with its legacy analytics product, its legacy Outbound product, its legacy Starter plan, Sell, Sunshine Conversations, its legacy Smooch product, free trials, or other free services into its measurement of dollar-based net expansion rate. For a more detailed description of how Zendesk calculates its dollar-based net expansion rate, please refer to Zendesk’s periodic reports filed with the Securities and Exchange Commission. Zendesk’s percentage of annual recurring revenue that is generated by customer accounts with more than $250,000 in annual recurring revenue is determined by dividing the total annual recurring revenue from customer accounts with more than $250,000 in annual recurring revenue from our products other than Sell and Sunshine Conversations as of the measurement date by the total annual recurring revenue for all customer accounts from our products other than Sell and Sunshine Conversations as of the measurement date. Zendesk determines the customer accounts with $250,000 in annual recurring revenue as of the measurement date based on the annual recurring revenue of a customer account at the measurement date. A “customer account” is based on an identifier tracked in our internal sales system as a separate and distinct buying entity. Zendesk determines its bookings as the incremental additional annual recurring revenue from contracts that were entered into during the referenced fiscal quarter. Zendesk determines its net bookings as bookings less any annual recurring revenue lost from contracts which have not been renewed or a decrease in the level of paid services with our solutions over the referenced fiscal quarter. Zendesk's annual revenue run rate is based on its revenue for the most recent applicable quarter. Zendesk annualizes such results to estimate its annual revenue run rate by multiplying the revenue for its most recent applicable quarter by four. Zendesk's annual revenue run rate is not a comprehensive statement of its financial results for such period and should not be viewed as a substitute for full annual or interim financial statements prepared in accordance with GAAP. In addition, Zendesk's revenue for the most recent applicable quarter or annual revenue run rate are not necessarily indicative of the results to be achieved in any future period. Zendesk determines its average deal size by dividing the annual recurring revenue from bookings for our products other than Sell and Sunshine Conversations in a quarter by the number of deals that were entered into during that quarter. ZENDESK and the stylized Z logo are registered trademarks owned by Zendesk, Inc. For a more complete list of Zendesk’s trademarks, service marks, service or trade names, logos or other designations of Zendesk, please visit https://www.zendesk.com/company/trademark-property/trademarks/.

Number of Products (In the Context of a Momentive Customer) A Momentive customer is defined as having one product if the trailing 12-month bookings within a particular Product Line (Surveys, Customer Experience, Market Research, Apply / Techvalidate / Engage) is greater than $0. The same methodology is applied to determine Momentive customers with two products, three products, and four products. Organizational Customer As of September 30, 2021, over 90% of Momentive’s trailing 12-month bookings were from organizational domain-based Momentive customers, which are Momentive customers who register with Momentive using an email account with an organizational domain name, such as @momentive.ai, but excludes Momentive customers with email addresses hosted on widely used domains such as @gmail, @outlook or @yahoo. As of September 30, 2021, Momentive has over 345,000 organizational customers. “Organizational customers” may be referred to as “organizations”. Organizational Customer Dollar-Based Net Retention Rate (NRR) As of September 30, 2021, over 90% of Momentive’s trailing 12-month bookings were from organizational domain-based Momentive customers, which are Momentive customers who register with us using an email account with an organizational domain name, such as @momentive.ai, but excludes Momentive customers with email addresses hosted on widely used domains such as @gmail, @outlook or @yahoo. Momentive calculates bookings as the sum of the monthly and annual contract values for contracts sold during a period for Momentive’s monthly and annual customers, respectively. Momentive calculates organizational dollar-based net retention rate as of a period end by starting with the trailing 12 months of bookings from the cohort of all organizational domain-based Momentive customers as of the 12 months prior to such period end (“Prior Period Bookings”). Momentive then calculates the trailing 12 months of bookings from these same Momentive customers as of the current period end (“Current Period Bookings”). Current Period Bookings includes any upsells and is net of contraction or attrition, but excludes bookings from new domain-based Momentive customers in the current period. Momentive then divides the total Current Period Bookings by the total Prior Period Bookings to arrive at the organizational dollar-based net retention rate. Momentive metrics definitions Active User Momentive defines an active user as someone who has registered an account with Momentive or logged in to their account in the last year. As of September 30, 2021, Momentive has over 19 million active users. Average Uplift From Converting a Product-Led Growth Customer to a Sales-Assisted Customer The analysis is based on quarterly revenue data from the Surveys product and calculated on a per domain basis. Data is filtered to only include domains that had self-serve revenue in the four quarters preceding the sales-assisted deal and domains with sales-assisted revenue over the following four quarters greater than or equal to $5,000. Momentive calculates this metric as of a period end for the entire cohort based on the sum of the self-serve and sales-assisted revenue for the four quarters inclusive of the quarter of when the sales-assisted deal closes for each sales-assisted customer divided by the last four quarters of revenue from the self-serve business preceding the quarter when the sales-assisted deal closed. Bookings Momentive calculates bookings as the sum of the monthly and annual contract values for contracts sold during a period for Momentive’s monthly and annual customers, respectively. Multi-Seat Products Net Recurring Revenue (NRR) Momentive calculates Multi-Seat Products NRR as of a period end by starting with the trailing 12 months of bookings from the cohort of all organizational domain-based customers as of the 12 months prior to such period end (“Prior Period Bookings”). Momentive then calculates the trailing 12 months of bookings from these same customers as of the current period end (“Current Period Bookings”). Current Period Bookings includes any upsells and is net of contraction or attrition, but excludes bookings from new domain-based customers in the current period. As of September 30, 2021, Momentive’s Multi-Seat Products NRR was approximately 119%. Prior Period Bookings and Current Period Bookings are calculated excluding bookings from Momentive’s Market Research self-serve products, and excluding bookings from organizational domain-based customers with individual user products (individual annual and monthly single user plans) where the individual user product was the only product within an organizational domain or where it didn’t result in a downgrade or upgrade. Momentive then divides the total Current Period Bookings by the total Prior Period Bookings to arrive at the Multi-Seat Products NRR dollar-based net retention rate.

Percentage of Sales-Assisted Customers with One, Two, or Three Products A sales-assisted Momentive customer, being a Momentive customer sold through Momentive’s sales team, is defined as having one product if the trailing 12-month bookings within a particular Product Line (Surveys, Customer Experience, Market Research, Apply / Techvalidate / Engage) is greater than $0. The same methodology is applied to determine Momentive customers with two products, three products, and four products. Momentive calculates the total number of Momentive customers which satisfy each respective product count cohort and divide that figure by the total sales-assisted Momentive customers across all cohorts to arrive at a percentage of sales-assisted Momentive customers with one, two, three, or four products. Sales-Assisted Customer Momentive customers sold through Momentive’s sales team.

Product integration example

DTC Businesses are moving beyond Customer Experience into Customer Intelligence Let’s take a look at this revolution through the eyes of Hygge - a fictional DTC clothing retailer - who is thinking beyond their current CX processes into the world of Customer Intelligence. The example presented here reflects a hypothetical product integration which may occur if the transaction contemplated in this presentation closes and does not reflect current integrated product capabilities provided by Zendesk and Momentive. The capabilities presented within illustrate potential integration possibilities as demonstrated by a fictional company’s (“Hygge”) usage thereof and do not reflect specific product or roadmap commitments by Zendesk. Any similarity between Hygge and actual organizations is not intended and purely coincidental.

Hygge is using Zendesk to deliver great customer service experiences today They’re handling customer conversations and resolving customer issues across many channels. Here’s a standard service ticket from Jenny, a customer. She needs to exchange a product. The example presented here reflects a hypothetical product integration which may occur if the transaction contemplated in this presentation closes and does not reflect current integrated product capabilities provided by Zendesk and Momentive. The capabilities presented within illustrate potential integration possibilities as demonstrated by a fictional company’s (“Hygge”) usage thereof and do not reflect specific product or roadmap commitments by Zendesk. Any similarity between Hygge and actual organizations is not intended and purely coincidental.

Hygge is also using Zendesk capabilities to create and visualize a rich customer profile We can see Jenny’s latest order, order history, lifetime value, recent tickets, overall CSAT and more. Customer service agent can look closely at this information and see that Jenny is a great customer. The example presented here reflects a hypothetical product integration which may occur if the transaction contemplated in this presentation closes and does not reflect current integrated product capabilities provided by Zendesk and Momentive. The capabilities presented within illustrate potential integration possibilities as demonstrated by a fictional company’s (“Hygge”) usage thereof and do not reflect specific product or roadmap commitments by Zendesk. Any similarity between Hygge and actual organizations is not intended and purely coincidental.

What if Hygge could click a button and see deep customer insights automatically? With customer intelligence, powered by Zendesk, Hygge will be able to instantly see that Jenny is part of a cohort of “High Promoter” customers who contact the company more than average, but keep coming back and buying more. The example presented here reflects a hypothetical product integration which may occur if the transaction contemplated in this presentation closes and does not reflect current integrated product capabilities provided by Zendesk and Momentive. The capabilities presented within illustrate potential integration possibilities as demonstrated by a fictional company’s (“Hygge”) usage thereof and do not reflect specific product or roadmap commitments by Zendesk. Any similarity between Hygge and actual organizations is not intended and purely coincidental.

The Hygge service agent can use this information to provide a better experience By quickly identifying Jenny as a “High Promoter” customer, the agent will be able to quickly decide to approve Jenny’s return and reinforce Jenny’s loyalty to the Hygge brand. View similar customers Realtime data Detailed criteria & insights for segmentation Intelligent contextual actions The example presented here reflects a hypothetical product integration which may occur if the transaction contemplated in this presentation closes and does not reflect current integrated product capabilities provided by Zendesk and Momentive. The capabilities presented within illustrate potential integration possibilities as demonstrated by a fictional company’s (“Hygge”) usage thereof and do not reflect specific product or roadmap commitments by Zendesk. Any similarity between Hygge and actual organizations is not intended and purely coincidental.

What else could Hygge learn from this High Promoter group? This group of customers love Hygge. Hygge could send this group a Fall 2022 Product Survey and get their feedback on our new products and company plans. The example presented here reflects a hypothetical product integration which may occur if the transaction contemplated in this presentation closes and does not reflect current integrated product capabilities provided by Zendesk and Momentive. The capabilities presented within illustrate potential integration possibilities as demonstrated by a fictional company’s (“Hygge”) usage thereof and do not reflect specific product or roadmap commitments by Zendesk. Any similarity between Hygge and actual organizations is not intended and purely coincidental.

Hygge also wants to help customers that are having a challenging experience Zendesk will be able to automatically surface a group of customers who have had a complicated experience with Hygge. They will be able to drill in and take action. For example, Hygge could send this group a different survey to learn from them. The example presented here reflects a hypothetical product integration which may occur if the transaction contemplated in this presentation closes and does not reflect current integrated product capabilities provided by Zendesk and Momentive. The capabilities presented within illustrate potential integration possibilities as demonstrated by a fictional company’s (“Hygge”) usage thereof and do not reflect specific product or roadmap commitments by Zendesk. Any similarity between Hygge and actual organizations is not intended and purely coincidental.

Survey results would give Hygge critical insight it can use to improve their customer experience Hygge might quickly see these customers would pay for expedited shipping options. Also, these customers might need to connect outside of Hygge’s standard customer service hours. That’s important insight. Survey results from this group of customers provide focused and actionable insight The example presented here reflects a hypothetical product integration which may occur if the transaction contemplated in this presentation closes and does not reflect current integrated product capabilities provided by Zendesk and Momentive. The capabilities presented within illustrate potential integration possibilities as demonstrated by a fictional company’s (“Hygge”) usage thereof and do not reflect specific product or roadmap commitments by Zendesk. Any similarity between Hygge and actual organizations is not intended and purely coincidental.

Market research panels can help Hygge learn from people like their current customers Hygge would be able to create a panel from people who aren’t yet customers, but are similar to their high promoter group. They could get instant feedback on brand, corporate values, product offerings, or anything else. Quickly create a market research panel that reflects the most valuable customers The example presented here reflects a hypothetical product integration which may occur if the transaction contemplated in this presentation closes and does not reflect current integrated product capabilities provided by Zendesk and Momentive. The capabilities presented within illustrate potential integration possibilities as demonstrated by a fictional company’s (“Hygge”) usage thereof and do not reflect specific product or roadmap commitments by Zendesk. Any similarity between Hygge and actual organizations is not intended and purely coincidental.